

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Thomas Prescott
Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

> **Re:** **Synovus Financial Corp.**
> **Form 10-K for the period ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-10312**

Dear Mr. Prescott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

General

1. We note you use the measure core expenses throughout your filing. Please revise future filings to change the name of this measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of other credit costs from non-interest expense to arrive at "core" expenses implies that these credit charges are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

Actions by Federal and State Regulators, page 16

2. You disclose that Synovus Bank entered into an informal written agreement with the FDIC relating to "certain compliance matters" as a result of recent compliance exams. Please confirm that you have disclosed all material terms of the informal written agreement that may impact your results of operations.

Note 24 – Income Taxes, page 160

3. You disclose that at December 31, 2012 you continue to be in a three-year cumulative loss position, which represents significant negative evidence. You further disclose that based on the assessment of all the positive and negative evidence, management concluded that it was more likely than not that $806.4 million of the net deferred tax assets will be realized based upon future taxable income, and you have therefore reversed $802.8 million of the valuation allowance in the fourth quarter of 2012.

    In determining the need for a valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

    Please provide us with the following information to support the realizability of the net deferred tax asset at December 31, 2012:

    a. Detailed information comparing actual versus forecasted taxable income or financial results for the fiscal years ended December 31, 2012, 2011 and 2010. In regard to any forecasts and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

    b. Your forecasts utilized at December 31, 2012 describing all assumptions utilized;

    c. If you exclude certain expense items in your forecasts, please explain to us your basis; and

    d. A detailed analysis of the amount and timing of the use of federal and state NOL and tax credit carryforwards that supports your disclosure on page 70 that based on the 2012 level of income, excluding both the impact of the pre-tax charge of $157 million from the fourth quarter sales of distressed assets and the net gain on the sales of securities, the Company would realize the $806.4 million in net deferred tax assets in 14 years.

4. As a related matter, please explain to us how you considered the following in support of management's decision to reverse a portion of the deferred tax asset valuation allowance at December 31, 2012:

   a. The magnitude and duration of your past losses as well as your return to profitability;

   b. The significant factors driving your past losses and the current profitability; and

   c. The sustainability of your current profitability in light of the current economic environment.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

5. We note that you have qualified the representations regarding the transactions covered by Item 404 of Regulation S-K on page 48 of your Proxy Statement. Please revisit and evaluate the transactions with related parties and provide the representations contemplated by Instruction 4 to 404(a), without qualification, in your response letter to the staff. In addition, please revise future filings to remove such qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Kate McHale at 202-551-3446 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief